UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 15, 2013



United Fire Group, Inc.
(Exact name of registrant as specified in its charter)

Iowa	**001-34257**	**45-2302834**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	**52407**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02, Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) At the United Fire Board of Directors meeting held on Friday, February 15, 2013, the Board of Directors increased the number of directors that constitute the Board of Directors from 12 to 13 and appointed John-Paul E. Besong to the Board of Directors. Mr. Besong is the Senior Vice President of e-Business and Chief Information Officer of Rockwell Collins, a Fortune 500 company based in Cedar Rapids, Iowa that provides aviation electronics for both commercial and military aircraft. Mr. Besong will stand for reelection to the Board of Directors at the next Annual Meeting of United Fire shareholders scheduled for May 15, 2013. A copy of the press release announcing Mr. Besong's appointment to the Board of Directors is filed as Exhibit 99.1 hereto.

Item 8.01. Other Events.

On February 15, 2013, we also announced the declaration of a regular quarterly dividend on our common stock. A copy of the press release is furnished as Exhibit 99.1 hereto. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

Item 9.01. Financial Statements and Exhibits.

(a) None.

(b) None.

(c) None.

(d) Exhibits.

The following exhibits are furnished herewith.

Exhibit 99.1 Press Release, dated Feburary 15, 2013, announcing the declaration of a regular quarterly dividend on our common stock and appointment of John-Paul E. Besong to the Board of Directors.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

		United Fire Group, Inc.
		(Registrant)

Dated :	February 15, 2013	/s/ Randy A. Ramlo
		Randy A. Ramlo, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release, dated Feburary 15, 2013, announcing the declaration of a regular quarterly dividend on our common stock and appointment of John-Paul E. Besong to the Board of Directors.

Exhibit 99.1



UNITED FIRE GROUP, INC.
CEDAR RAPIDS, IOWA

118 Second Avenue SE, PO Box 73909
Cedar Rapids, Iowa 52407-3909

United Fire Group, Inc. appoints John-Paul ("JP") E. Besong to its Board of Directors and Declares Regular Dividend on Common Stock

CEDAR RAPIDS, Iowa, February 15, 2013 (GLOBE NEWSWIRE) – The Board of Directors of United Fire Group, Inc. (NASDAQ: UFCS), today, declared a regular quarterly dividend on the common stock of $0.15 cents per share at its meeting on Friday, February 15, 2013. This dividend will be payable March 15, 2013, for shareholders of record as of March 1, 2013. Our company has paid dividends every quarter since March 1968.

The Board of Directors also appointed John-Paul E. Besong to the Board of Directors. Mr. Besong, is Senior Vice President of e-Business for Rockwell Collins, a Fortune 500 company based in Cedar Rapids, Iowa. Mr. Besong is a strong community supporter and member of various industry and community boards. He currently serves on the boards of directors of Lean Aerospace Initiative (LAI), Junior Achievement (Cedar Rapids area), Mercy Medical Center, Iowa Public Television Foundation, Technology Association of Iowa (TAI) CIO advisory Board, and is a member and former chair of the executive board of TAI.

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About United Fire Group, Inc.

Founded in 1946 as United Fire & Casualty Company, United Fire Group, Inc., through its insurance company subsidiaries, is engaged in the business of writing property and casualty insurance, reinsurance, and life insurance as well as selling annuities.

Through our subsidiaries, we are licensed as a property and casualty insurer in 43 states, plus the District of Columbia and we are represented by approximately 1,200 independent agencies. The United Fire pooled group is rated "A" (Excellent) by A.M. Best Company.

Our subsidiary, United Life Insurance Company, is licensed in 36 states, represented by more than 900 independent life agencies and rated an "A-" (Excellent) by A.M. Best Company.

Contact:

Anita Novak MBA, CPCU, ARM
Director of Investor Relations
Phone: 319.399.5251
Email: ALNovak@UnitedFireGroup.com
Website: www.unitedfiregroup.com